SECURITII 12011392 N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KCCI, LTD**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

66 York Street – 3rd Floor
(No. and Street)

Jersey City,	**New Jersey**	**07302-3838**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sidney W. Azriliant **(212) 869-8223**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

(212) 869-8223

36 West 44th Street, Suite 1100	**New York,**	**New York**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
... Public Accountant
... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Mark A. Nauman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **KCCI, LTD**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARSHALL S. MADDOX
NOTARY PUBLIC OF NEW JERSEY
I.D. 2095356
MY COMMISSION EXPIRES DEC. 28, 2016

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

x (a) Facing Page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Changes in Financial Condition.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x . (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
x (m) A copy of the SIPC Supplemental Report.
x (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KCCI, LTD.

AUDITED FINANCIAL STATEMENTS

For the Year Ended December 31, 2011

Sidney W. Azriliant, CPA, P.C.
The Bar Building
36 West 44th Street, Suite 1100
New York, New York 10036-8102

Telephone: (212) 869-8223 / Facsimile: (212) 840-2540

INDEX

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

To The Board of Directors
KCCI, LTD.

We have audited the accompanying Statement of Financial Condition of KCCI, Ltd. as of December 31, 2011 and the related Statements of Operations and Retained Earnings, Changes in Stockholders' Equity, Changes in Subordinated Liabilities, and Cash Flows for the year then noted. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KCCI, Ltd. as of December 31, 2011, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. This information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 20, 2012

EXHIBIT A.

KCCI, LTD.

STATEMENT OF FINANCIAL CONDITION

As at December 31, 2011

ASSETS		
Current Assets		
Cash in the Bank	$ 126,853	
Accounts Receivable	89,534	
Prepaid Expenses	11,224	
Deposit with Clearing Organization	50,000	
Total Current Assets		$ 277,611
Other Assets		
Security Deposit	$ 7,817	
Receivables from Non-Customers	6,250	
Total Other Assets		$ 14,067
TOTAL ASSETS		**$ 291,678**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 146,973	
Line of Credit (Note 7)	86,111	
Total Current Liabilities		$ 233,084
Commitments and Contingencies (Note 3)		
Stockholders' Equity		
Capital Stock Issued:		
200 Shares Authorized		
20 Shares Issued & Outstanding (npv)	$ 20,000	
Additional Paid-In Capital	225,000	
Deficit	(186,406)	
Total Stockholders' Equity		$ 58,594
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		**$ 291,678**

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT B.

KCCI, Ltd.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the Year Ended December 31, 2011

INCOME		
Commissions and Floor Brokerage	$1,686,137	
Net Commissions Income		$ 1,686,137
Interest Earned on Firm Deposit And Clearance Accounts		323
TOTAL INCOME		**$ 1,686,460**
OPERATING EXPENSES		
Employees' Compensation & Benefits	$ 548,272	
Selling, General & Expenses	1,225,376	
Regulatory Fees & Expenses	38,326	
Total Operating Expenses (Note 5):		**$ 1,811,974**
NET LOSS FOR YEAR (Note 6):		$ (125,514)
Deficit -- January 1, 2011		(60,892)
Deficit -- December 31, 2011		$ (186,406)

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT C.

KCCI, Ltd.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2011

Balance -- Beginning of Year (January 1, 2011)	$	159,108
Additional Paid in Capital		25,000
Net Loss per Exhibit B		(125,514)
Balance -- End of Year (December 31, 2011)	$	58,594

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT D.

KCCI, Ltd.

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

For the Year Ended December 31, 2011

Balance -- Beginning of Year (January 1, 2011)	$ - 0 -
Qualified Debt Paid During Year	- 0 -
Balance -- End of Year (December 31, 2011)	$ - 0 -

The accompanying notes to financial statements are an integral part of this report.

EXHIBIT E.

KCCI, Ltd.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2011

Cash Flows from Operating Activities:		
Net Loss Per Exhibit B		$ (125,514)
Changes in Assets & Liabilities		
Increase in Accounts Receivable	(68,252)	
Decrease in Prepaid Expenses	14,729	
Decrease in Deposit with Clearing Organization	50,000	
Decrease in Other Assets	99,059	
Decrease in Accounts Payable		
and Accrued Expenses	(120,950)	
Decrease in Line of Credit	(13,889)	(39,303)
Net Cash From Operating Activities		**$ (164,817)**
Cash Flows from Financing Activities:		
Proceeds from additional paid in capital		25,000
Net Cash From Financing Activities		**$ 25,000**
Net Changes in Cash & Equivalents:		(139,817)
Cash Balance -- Beginning of Year (January 1, 2011)		266,670
Cash Balance -- Ending of Year (December 31, 2011)		$ 126,853

Supplemental disclosure of cash flow information:

Cash paid during year for:		
Interest	$ 323	

The accompanying notes to financial statements are an integral part of this report.

Schedule 1.

KCCI, Ltd.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

As at December 31, 2011

Computation of Net Capital		
Total Stockholder's Equity -- Exhibit A	$	58,594
Subordinated Debt		- 0 -
Non-Allowable Assets		25,291
Net Capital	**$**	**33,303**
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$	15,539
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital	$	17,764
Percentage of Aggregate Indebtedness to Net Capital		**699.89%**

No material difference exists between our audit report for the year ending December 31, 2011 and the Focus Report X-17A-5 as of December 31, 2011.

The accompanying notes to financial statements are an integral part of this report.

Schedule 2.

KCCI, Ltd.

Information Relating to the Possession or Control Requirements

Pursuant to Rule 15C3-3

As at December 31, 2011

The Company claims exemption from the requirements of Rule 15C3-3 under Section (k)(2)(B) of the rule, on the grounds that all customer transactions are cleared through Penson Financial Services, Inc. on a fully disclosed basis.

KCCI, LTD.
NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 – Date of Incorporation

The Corporation was incorporated in New York State on March 1, 1976 under the name of F. A. Christensen, Inc. It operated under the name of F. A. Christensen, Inc. until October 5, 1989, when it amended its Certificate of Incorporation and changed its name to Global Execution Services, Inc. On November 3, 1989, the name of the Corporation was changed to Kelly, Carroll & Christensen, Inc. and it changed to Kelly & Christensen, Inc., and then KCCI, Ltd. thereafter. The corporation conducts a stock brokerage business on the floor of the New York Stock Exchange (ceasing June 30, 2011) and from offices at 66 York Street, 3rd Floor. Jersey City, New Jersey 07302. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through Penson Financial Services, Inc.

Note 2 – Commitments and Contingencies

The Corporation has its corporate offices at 66 York Street, 3rd Floor, Jersey City, New Jersey 07302.

Note 3 – Insurance

The Corporation obtained a one-year renewable Stockbrokers Blanket Bond from St. Paul Fire and Marine Insurance and it has been renewed every year since. The policy has a limit of liability totaling $100,000 and it is subject to a loss deductible of $10,000.

Note 4 – Net Capital Requirements

The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $15,539. At December 31, 2011 the Corporation had net capital of $33,303.

Note 5 – Commitments and Contingencies

The office location at 66 York Street, Jersey City, NJ has a three year lease at $3,560 per month for the first two years and $3,641 per month in the final year. The lease expires in 2014 with annual base rents of $42,724, $42,886 and $36,412 in 2012, 2013 and 2014, respectively.

Note 6 – Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Firm is engaged in various brokerage activates servicing a diverse group of domestic corporations, institutional and individual investors and other brokers and dealers. The firm executes transactions and introduces them for clearance to another NYSE/FINRA member firm on a fully disclosed basis. The firm's Exposure to credit risk associated with

nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations.

The Firm does not anticipate nonperformance by clients or counterparties in the above situations, The Firm, through its clearing broker, seeks to control the aforementioned risks by requiring clients and Counterparties to maintain margin collateral in compliance with various regulatory and internal guidelines, The Firm's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the client or counterparty to deposit additional collateral, or reduce positions, when necessary, The Firm's policy is to monitor its market exposure and counterparty risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each client and counterparty with which it conducts business.

Note 7 – Line of Credit

During 2010, the Company opened a line of credit with Chase at a limit of $100,000. The line bears interest at an annual rate of 3.25%. The balance at December 31, 2011 was $86,111.

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036

TELEPHONE
(212) 869-8223

To the Board of Directors
KCCI, Ltd.

In accordance with Rule 17a-5-(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of the Securities Investor Protection Corporation assessments and payments of KCCI, Ltd. for the year ended December 31, 2011. Our procedures were performed solely to assist you in complying with rule 17a-5-(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and supporting adjustments.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of KCCI, Ltd. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

February 20, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DECEMBER , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020629 FINRA DEC
KCCI LTD 13*13
66 YORK ST 3RD FL
JERSEY CITY NJ 07302-3838

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
MARSHALL S. MADDOX 212-430-5935

2. A.	General Assessment (item 2e from page 2)	$3,980.00
B.	Less payment made with SIPC-6 filed (exclude interest) 7/27/2011 (Date Paid)	(1,940.02)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	0.00
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,039.98
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $2,039.98	
H.	Overpayment carried forward $(0.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KCCI,LTD
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of JANUARY, 20 12.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal peri
beginning JANUARY , 20
and ending DECEMBER , 2
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,686,459
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	94,265
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______	0

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 323

(ii) 40% of margin interest earned on customers securities $ 0

KCCI,Ltd.
MEMBERS: NYSE,FINRA,NASDAQ,SIPC
80 MAIDEN LANE,SUITE 2201
NEW YORK,NY 10038-4811

JPMORGAN CHASE BANK, NA
1 CHASE MANHATTA PLAZA
NEW YORK CITY,NY 10081
01-002/210

15054

1/18/2012

Pay to the Order of Securities Investor Protection Corp $ **2,039.98

Two Thousand Thirty-Nine and 98/100*** Dollars

Securities Investor Protection Corp
PO BOX 92185
Washington,DC 20090-2185

" VOID AFTER 90 DAYS "

MEMO SIPC-7 FOR 2011

⑈015054⑈ ⑆021000021⑆ 111019605⑈

SIDNEY W. AZRILIANT
ATTORNEY AT LAW
THE BAR BUILDING - SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

To the Board of Directors
KCCI, LTD.
New York, New York

In planning and performing our audit of the financial statements of KCCI, Ltd. as of December 31, 2011, we considered its internal control structure, including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by KCCI, Ltd. that we considered relevant to the objectives stated I Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters of the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(t) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

SIDNEY W. AZRILIANT, CPA, P.C.

February 20, 2012

Date: 1/26/12 4:28 PM
Status: Amendment - Submitted

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: KCCI, LTD. [13]

SEC. FILE NO.: 8-20629 [14]

FIRM ID NO.: 34528 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

80 MAIDEN LANE, SUITE 2201 [20]
(No. and Street)

NEW YORK [21] NY [22] 10038 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/11 [24]

AND ENDING (MM/DD/YY): 12/31/11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARSHALL S. MADDOX [30]

(Area code) - Telephone No.: (212) 430-5935 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

Date: 1/26/12 4:28 PM
Status: Amendment - Submitted

BROKER OR DEALER

KCCI, LTD. | N | 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]

SEC FILE NO. 8-20629 [98]

Consolidated [198]

Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 126,853 [200]		$ 126,853 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	124,818 [295]		
B. Other	14,716 [300]	$ [550]	139,534 [810]
3. Receivables from non-customers	[355]	6,250 [600]	6,250 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	19,041 [735]	19,041 [930]
12. Total Assets	$ 266,387 [540]	$ 25,291 [740]	$ 291,678 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/12 4:28 PM
Status: Amendment - Submitted

BROKER OR DEALER

KCCI, LTD. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities			A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable			$	1045	$	1255	$	1470
14. Payable to brokers or dealers:								
A. Clearance account				1114		1315		1560
B. Other				1115		1305		1540
15. Payable to non-customers				1155		1355		1610
16. Securities sold not yet purchased, at market value						1360		1620
17. Accounts payable, accrued liabilities, expenses and other			233,084	1205		1385	233,084	1685
18. Notes and mortgages payable:								
A. Unsecured				1210				1690
B. Secured				1211		1390		1700
19. Liabilities subordinated to claims of general creditors:								
A. Cash borrowings:						1400		1710
1. from outsiders	$	970						
2. Includes equity subordination (15c3-1(d)) of	$	980						
B. Securities borrowings, at market value						1410		1720
from outsiders	$	990						
C. Pursuant to secured demand note collateral agreements						1420		1730
1. from outsiders	$	1000						
2. Includes equity subordination (15c3-1(d)) of	$	1010						
D. Exchange memberships contributed for use of company, at market value						1430		1740
E. Accounts and other borrowings not qualified for net capital purposes				1220		1440		1750
20. TOTAL LIABILITIES			$ 233,084	1230	$	1450	$ 233,084	1760

Ownership Equity				
21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			20,000	1792
C. Additional paid-in capital			225,000	1793
D. Retained earnings			(186,406)	1794
E. Total			58,594	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 58,594	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 291,678	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/12 4:28 PM
Status: Amendment - Submitted

BROKER OR DEALER
KCCI, LTD.

as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	58,594	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				58,594	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	58,594	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 25,291	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	25,291)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	33,303	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736	(	)	3740
10. Net Capital			$	33,303	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/12 4:28 PM
Status: Amendment - Submitted

BROKER OR DEALER

KCCI, LTD. as of 12/31/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	15,539	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	15,539	3760
14. Excess net capital (line 10 less 13)	$	17,764	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	9,995	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	233,084	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	233,084	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	699.89	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/26/12 4:28 PM
Status: Amendment - Submitted

BROKER OR DEALER

KCCI, LTD.

For the period (MMDDYY) from 10/01/11 [3932] to 12/31/11 [3933]
Number of months included in this statement 3 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 32,441	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	390,000	3939
d. Total securities commissions	422,441	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profits (losses) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	19,361	3995
9. Total revenue	$ 441,802	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			104,163	4120
11. Other employee compensation and benefits			20,868	4115
12. Commissions paid to other brokers-dealers			3,135	4140
13. Interest expense			822	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			16,625	4195
15. Other expenses			332,660	4100
16. Total expenses			$ 478,273	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)			$ (36,471)	4210
18. Provision for Federal income taxes (for parent only)				4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ (36,471)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	(27,791)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

KCCI, LTD.

For the period (MMDDYY) from 10/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 95,065	4240
A. Net income (loss)			(36,471)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 58,594	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

Date: 1/26/12 4:28 PM
Status: Amendment - Submitted

BROKER OR DEALER

KCCI, LTD. as of 12/31/11

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ________ 4550

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... ________ 4560

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

PENSON FINANCIAL SERVICES,Inc 4335 X 4570

D. (k) (3) - Exempted by order of the Commission .... ________ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL	$ 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c) (2) (iv) Liabilities